SECOND QUARTER INTERIM REPORT

SIX MONTHS ENDED

MARCH 31, 2004

2

VELCRO INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first six months of fiscal year 2004 were $130,838,000, which was an increase of 2% over 2003. Sales for the second quarter were $69,870,000, a 4% increase over the prior year.

Operating earnings for the six months were $10,882,000, a decrease of 35% from last year. For the quarter, operating earnings were $6,494,000, which was a 26% decrease from the second quarter of 2003.

During the second quarter and for the first six months of 2004, the Company realized modest sales growth. This sales growth was due in part to the success of new product introductions and applications and an upturn in the U.S. economy. The decline in operating earnings during 2004 was the result of competitive pressures, certain unfavorable currency fluctuations, expenses related to manufacturing realignments and other non-recurring operating expenses.

For the six months, investment income was $6,134,000 compared to $1,119,000 of investment income for the first six months of last year. Investment income for the second quarter was $5,125,000, compared to $707,000 for the second quarter of last year. The significant increase in investment income during the second quarter was the direct result of realignments in the investment portfolio, which resulted in large realized capital gains on sales of equity securities.

The above factors resulted in net earnings of $12,541,000 ($.42 per share) for the six months and $9,236,000 ($.31 per share) for the second quarter. These earnings were 7% higher than the first six months of 2003 and 44% higher for the second quarter.

For the Board of Directors

Robert W.H. Cripps
Chairman

A. John Holton
Deputy Chairman

May 13, 2004

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
BALANCE SHEET
At March 31, 2004

	Mar. 31 2004 US$'000	Sept. 30 2003 US$'000
Current Assets	105,567	105,420
Current Liabilities	(49,522)	(46,784)
Net Current Assets	56,045	58,636
Non Current Assets	251,131	240,528
Long-term Liabilities	(21,487)	(25,630)
NET ASSETS	285,689	273,534
Equity Accounts	292,754	280,215
Less: Treasury Shares	(7,065)	(7,065)
Parent Shareholders' Equity	285,689	273,150
Minority Interest in Subsidiary Companies	---	384
TOTAL EQUITY	285,689	273,534

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Six Months Ended March 31, 2004

	Quarter Ended March 31, 2004 US$'000	Quarter Ended March 31, 2003 US$'000	Six Months Ended March 31, 2004 US$'000	Six Months Ended March 31, 2003 US$'000
Sales	69,870	67,116	130,838	127,749
Operating Expenses	(63,376)	(58,351)	(119,956)	(111,096)
Operating Earnings	6,494	8,765	10,882	16,653
Royalties and Other Income	165	105	265	197
Interest Expense	(215)	(324)	(471)	(691)
Interest Income	437	597	1,230	1,095
Other Investment Income	4,688	110	4,904	24
Earnings before Income Taxes	11,569	9,253	16,810	17,278
Income Tax Expense	2,333	2,832	4,277	5,538
Earnings after Income Taxes	9,236	6,421	12,533	11,740
Losses Applicable to Minority Shareholders	---	---	8	2
NET EARNINGS	9,236	6,421	12,541	11,742
Average Number of Shares Outstanding during the Period	30,040,490	30,040,490	30,040,490	30,040,490
Basic and Diluted Earnings Per Share (in US$1)	.31	.21	.42	.39
Dividends Per Share (in US$1)	---	---	.30	.30

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Six Months Ended March 31, 2004

	Six Months Ended March 31, 2004 US$'000	Six Months Ended March 31, 2003 US$'000
Cash Flow from Operating Activities	11,799	13,673
Cash Flow from Investing Activities	(6,910)	(3,737)
Cash Flow from Financing Activities	(11,526)	(10,326)
Net Decrease in Cash and Cash Equivalents	(6,637)	(390)
Cash and Cash Equivalents at Beginning of Period	20,400	15,438
Cash and Cash Equivalents at End of Period	13,763	15,048

The notes to the unaudited consolidated interim financial statements are an integral part hereof

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY ACCOUNTS
Six Months Ended March 31, 2004

	Capital Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at October 1, 2002	20,389	2,901	221,739	1,228	(3,572)	242,685
Net earnings			11,742			11,742
Net increase in fair value of marketable securities				2,561		2,561
Net losses on sales of marketable securities				112		112
Adjustments on translation of subsidiaries					3,006	3,006
Dividends paid			(9,012)			(9,012)
Balance at March 31, 2003	20,389	2,901	224,469	3,901	(566)	251,094

	Capital Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at October 1, 2003	20,389	2,901	235,924	17,066	3,935	280,215
Net earnings			12,541			12,541
Net increase in fair value of marketable securities				11,115		11,115
Net gains on sales of marketable securities				(4,784)		(4,784)
Adjustment on translation of subsidiaries					2,679	2,679
Dividends paid			(9,012)			(9,012)
Balance at March 31, 2004	20,389	2,901	239,453	23,397	6,614	292,754

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2003, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Committee (IASC) and adopted by the International Accounting Standards Board.

2. Dividends

The dividend of $0.30 per common share was paid on January 5, 2004 to shareholders of records as of December 5, 2003.

3. Minority Interest

During the second quarter, the Chinese government approved the Company's purchase of the 10.5% minority interest in its subsidiary, Zhangjiagang Velcro Fastening Systems Co., Ltd. The purchase price for the minority interest was US$330,000.

4. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

	For the Six Months Ended March 31, 2004			For the Six Months Ended March 31, 2003		
	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:						
External sales	130,838		130,838	127,749		127,749
Investment Income		6,134	6,134		1,119	1,119
Segment Results	11,372	5,909	17,281	17,064	905	17,969

VELCRO INDUSTRIES N.V.
15 PIETERMAAI, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

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TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE TRUST COMPANY
OF CANADA
MONTREAL, CANADA

MELLON INVESTOR SERVICES LLC
RIDGEFIELD PARK, NEW JERSEY, USA